International Bank for Reconstruction and
Development

Management’s Discussion & Analysis

and

Financial Statements

September 30, 2008

CONTENTS

September 30, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2008 (FY 2008). IBRD undertakes no obligation to update any forward-looking statements.

BASIS OF REPORTING

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”.

Accounting Developments

Effective July 1, 2008, utilizing an election available under U.S. GAAP, IBRD fair values all of the debt instruments in its borrowings portfolio.  As a result of this election, all of the instruments in the investments, borrowings, and asset/liability management portfolios are reported at fair value, with changes in fair value reported in earnings.  However, IBRD still reports all of its loans at amortized cost (except for loans with an embedded derivative(1) which are reported at fair value).

In conjunction with the above change, IBRD also implemented Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157).  The combined effects of the adoption of FAS 157 and the fair value election was to reduce opening retained earnings as of July 1, 2008, by $2,566 million.  Refer to the Notes to the Condensed Quarterly Financial Statements, Note G – Fair Value of Financial Instruments.

MANAGEMENT REPORTING

IBRD is a financial intermediary, borrowing funds in international capital markets for lending to its member countries. IBRD’s funding operations are designed to meet a major organizational objective of providing low cost funds to borrowing members.

In implementing its risk management and funding strategies, IBRD makes extensive use of derivatives.

Because of the asymmetry created in the financial statements resulting from applying fair value to the derivatives and borrowings portfolio, while carrying the underlying loans at amortized cost less a loan loss provision, management believes that reported income does not capture the true economic income of IBRD.  Therefore, for management reporting purposes, IBRD instead uses fair value financial statements, which present all financial assets and liabilities including the loan portfolio at fair value. Table 2 presents all major financial asset and liability portfolios.

Additionally, when making decisions on income allocation and distribution, management monitors the fair value balance sheet as one of the indicators of IBRD’s financial health and considers projections of the equity-to-loans ratio within an overall Strategic Capital Adequacy Framework.  Income allocation and distribution decisions are based on reported income, excluding the impact of the adjustments associated with instruments other than trading investments measured at fair value, Board of Governors-Approved Transfers and adjustments to the pension reserve (referred to as allocable income in this document).

In prior years the management reporting basis was referred to as “current value”.  However, during the first quarter of FY 2009, IBRD modified its valuation of the loans portfolio to make it consistent with FAS 157.  As a result, IBRD is able to present the loans portfolio on a fair value basis in this document.  As of July 1, 2008, the fair value basis of reporting for the loans portfolio was $1,451 million lower than the amount reported at June 30, 2008 on a current value basis.  See the Fair Value Basis section for further discussion of IBRD’s valuation approach to fair valuing its loans portfolio. There are no other differences between the fair value and current value reporting bases.

OVERVIEW

ECONOMIC ENVIRONMENT

IBRD’s financial position remains strong in the face of the current financial turmoil as indicated by the equity-to-loans ratio on both allocable income and fair value bases (See Table 4).  IBRD remains well-capitalized with adequate liquidity levels to allow it to not only continue to lend to its members at current lending levels but also to substantially increase those levels.  In the face of extreme market volatility and an overall flight to quality, IBRD continues to raise funding at attractive pricing in the international capital markets for its operations.

For the quarter ended September 30, 2008, the impact of the credit downgrade in the current financial

(1) In accordance with the Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments, hybrid financial instruments, with embedded derivatives that otherwise would require bifurcation, can be carried at fair value.

turmoil on IBRD’s investment portfolio was 91 basis points.  Should these conditions continue to worsen, IBRD could experience lower investment returns, resulting in a reduction in its operating income (as defined in Footnote c to Table 1 below) in future periods.

FINANCIAL OVERVIEW

Table 1 presents IBRD’s lending summary and selected financial data on both a reported and a fair value bases.

IBRD has seen a significant increase in its lending during the first quarter of the fiscal year, commitments increased by $1,683 million, while net disbursements increased by $1,116 million.

On a reported basis, net income was lower by $1,140 million primarily due to the $735 million lower fair value adjustment on non-trading portfolios; $290 million lower operating income; as well as a Board of Governors-Approved Transfer of $115 million. With the election to fair value for the borrowings portfolio in FY 2009, the fair value changes of the corresponding derivatives are offset by the changes to the fair values of the associated bonds. See Results of Operations section for further discussion on the decrease in operating income.

On a fair value basis, the net loss for the three months ended September 30, 2008 was $1,250 million, as compared to net income of $729 million for the three months ended September 30, 2007.  The decrease was primarily due to lower operating income, negative currency translation adjustment, and net negative fair value adjustment on loans, partially offset by a positive fair value adjustment on non-trading portfolios.

The equity-to-loans ratio on a fair value basis at September 30, 2008 is broadly the same as compared to September 30, 2007, highlighting the effectiveness of the risk management strategies IBRD employs. IBRD uses the equity-to-loans ratio as one of the measures of its risk bearing capacity (See the Equity-to-Loans section for more details).

Table 1: Selected Financial Data

In millions of U.S. dollars, except ratio and return data in percentages

	Three months Ended		Full Year
	September 30,	September 30,	June 30,
	2008	2007	2008
Lending Summary
Commitments to member countries(a)	3,184	1,501	13,468
Gross Disbursements(b)	3,477	2,808	10,490
Net Disbursements(b)	833	(283)	(2,129)

Reported Basis
Operating income(c)	81	371	2,271
Fair value adjustment on non-trading portfolios	95	830	(40)
Board of Governors-Approved Transfers	(115)	—	(740)
Net Income	61	1,201	1,491
Net Return on Average Earning Assets(d)	0.26	1.20	1.87
after fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers	0.20	3.89	1.23
Return on Equity(d)	0.84	3.98	5.96
after fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers	0.64	12.41	3.73
Equity-to-Loans Ratio	37.32	36.20	37.62

Fair Value Basis
Net (Loss) Income	(1,250)	729	1,135
Net Return on Average Earning Assets(f)	(3.66)	2.34	1.52 (e)
Return on Equity(f)	(12.14)	7.86	4.93 (e)
Equity-to-Loans Ratio	34.94	35.63	36.71

(a).	Commitments include guarantee commitments and guarantee facilities.
(b).	Amounts include transactions with International Finance Corporation (IFC) and capitalized loan origination fees.
(c).	Operating income is defined as income before fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
(d).	Ratios are presented before the fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
(e).	Ratios have been adjusted from June 30, 2008 MD&A to exclude Board of Governors-Approved Transfers.
(f).	Ratios exclude Board of Governors-Approved Transfers.

As part of its methodology for fair valuing its loans portfolio, IBRD now uses Credit Default Swaps (CDS) as one of the primary inputs.  In the current market environment there has been large volatility for CDS on sovereign debt.  While CDS provide a good indicator of the fair value of the portfolio at a point in time, the associated volatility does not provide a good basis for making income allocation decisions, which are based on a longer term view.

FAIR VALUE BASIS

The Condensed Fair Value Balance Sheets in Table 2 present IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. The Condensed Fair Value Balance Sheet is presented with a reconciliation to the reported basis.

IBRD’s Condensed Fair Value Statements of Income, with reconciliation to the reported basis for the three months ended September 30, 2008, are presented in Table 3.

CONDENSED FAIR VALUE BALANCE SHEETS

Loans Portfolio

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to IFC, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe that there is a market for loans comparable to those made by IBRD.

Effective July 1, 2008, IBRD modified its loans valuation approach for consistency with FAS 157.  The key modification is that the effects of credit risk are now determined by using market CDS inputs for the relevant borrower.  Had the model been in place as of June 30, 2008, the fair value of loans would have been $96,941 million, instead of  $98,392 million on a current value basis as reflected in Table 2.

The fair value of loans at September 30, 2008, as shown in Table 2, was $1,325 million lower than the reported basis, reflecting the difference between the fair value of loans and the amortized cost of loans.

Table 2: Condensed Fair Value Balance Sheets at September 30, 2008 and June 30, 2008

In millions of U.S. dollars

	September 30, 2008		June 30, 2008
		Additional
	Reported	Fair Value	Fair Value	Fair Value
	Basis	Adjustment	Basis	Basis
Due from Banks	$760		$760	$834
Investments	27,739		27,739	26,598
Derivatives
Investments	8,943		8,943	5,857
Client Operations	19,472		19,472	20,269
Borrowings	73,403		73,403	76,098
Other Assets/Liabilities	761		761	609
Net Loans Outstanding	96,726	$(1,325)	95,401	98,392
Other Assets	5,700		5,700	5,778
Total Assets	$233,504	$(1,325)	$232,179	$234,435

Borrowings	$89,010	$(12)	$88,998	$89,946
Derivatives
Investments	9,052		9,052	6,309
Client Operations	19,467		19,467	20,263
Borrowings	68,674		68,674	69,152
Other Assets/Liabilities	756		756	1,007
Other Liabilities	8,032		8,032	7,630
Total Liabilities	194,991	(12)	194,979	194,307
Paid-in Capital	11,486		11,486	11,486
Retained Earnings and Other Equity	27,027	(1,313)	25,714	28,642
Total Equity	38,513	(1,313)	37,200	40,128
Total Liabilities and Equity	$233,504	$(1,325)	$232,179	$234,435

Table 3: Condensed Fair Value Statements of Income for the Three Months Ended

In millions of U.S. dollars

	September 30, 2008		September 30, 2007
			Year to Date	Year to Date
	Year to Date	Additional	Fair Value	Fair Value
	Reported	Fair Value	Comprehensive	Comprehensive
	Basis	Adjustment	Basis(b)	Basis(b)
Income from Loans	$1,022		$1,022	$1,397
(Loss) Income from Investments, net(a)	(10)		(10)	298
Other Income	124		124	57
Total Income	1,136		1,136	1,752

Borrowing Expenses	760		760	1,134
Administrative Expenses including contributions to Special Programs	317		317	244
Release of Provision for Losses on Loans and Guarantees	(22)	$22
Total Expenses	1,055	22	1,077	1,378
Operating Income	81	(22)	59	374
Fair Value adjustment on Non-Trading Portfolios, net	95		95	(139)
Board of Governors-Approved Transfers	(115)		(115)
Fair Value Adjustment on Loans		(972)	(972)	269
Currency Translation Adjustment and Other Adjustments		(317)	(317)	225
Net (Loss) Income	$61	$(1,311)	$(1,250)	$729

(a). Unrealized (losses) gains on derivatives in the investment trading portfolio are included in (Loss) Income from Investments, net.

(b). Comprehensive basis comprises net income on a reported basis as well as the components of other comprehensive income as reported in the financial statements.

Investment Portfolio

For the investment portfolio, no additional adjustment is necessary, since the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair value under both the reported and fair value bases. Fair value is based on quoted market prices, where available.  If listed prices or market quotes are not available, fair value is based upon financial models that primarily use observable market inputs. Some of the market inputs include, but are not limited to, credit spreads, prepayment speeds, interest rates, and foreign exchange rates.

Borrowings Portfolio

For the borrowings portfolio, except for the transition adjustment reflecting the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133) on July 1, 2000, no additional adjustment is necessary, since the debt instruments and associated derivatives held in IBRD’s borrowings portfolio are carried and reported at fair value under both the reported and fair value bases.  Fair value of the borrowings portfolio is based on the present value of the expected future cash flows of these instruments, discounted using the rate at which IBRD could obtain funding at the reporting date. The valuation models incorporate available observable market data in determining the expected cash flow and discount rates for each instrument. Market inputs include foreign exchange rates, volatilities and interest rates.

CONDENSED FAIR VALUE STATEMENTS OF INCOME

The main factors contributing to the $1,979 million decrease in net income on a fair value basis, between the three months ended September 30, 2008 and the same period in the previous fiscal year are discussed below.

Income from Loans

Income from loans decreased by $375 million during the first three months of FY 2009, in comparison with the same period in the previous fiscal year. The decrease in income is primarily due to lower average reference interest rates (See Figure 1).

Income from Investments

Income from investments decreased by $308 million, primarily due to mark-to-market losses experienced during the first three months of FY 2009 primarily due to the credit downgrades in the current financial turmoil and the effects of lower average market short-term interest rates in comparison with the same period in FY 2008 (see Figure 1).

Borrowing Expenses

Borrowing expenses decreased by $374 million during the first three months of FY 2009, in comparison with the same period in FY 2008. This decrease was primarily due to the decrease in average short-term interest rates, particularly U.S. dollar six month LIBOR between the two periods (See Figure 1).

Fair Value Adjustment on Non-Trading Portfolios, Net

The non-trading portfolios consist of borrowings, loans with embedded derivatives and all derivatives other than those in investments portfolio.  U.S. GAAP requires all derivatives to be fair valued. Economically, changes in the values of the derivatives are generally offset by the values of the related underlying borrowings and loans to the extent that they are all carried at fair value. IBRD has elected to carry all debt instruments at fair value to reduce some of the reported asymmetry from the mixed-attribute approach; however, loans are still reported at amortized cost.  Thus, an asymmetry remains in the reported financial statements when the values of economically offsetting transactions are reported on different bases.

IBRD is a net U.S. dollar variable rate payer on U.S. dollar interest rate swaps and currency swaps.  During the first three months of FY 2009, IBRD experienced net unrealized gains of $95 million resulting from a combination of factors with offsetting implications:

•                  $380 million gains from the asset/liability management portfolio primarily due to gains from the interest rate swaps related to the equity duration extension strategy implemented in FY 2008, partially offset by

•                  $175 million loss due to the credit value adjustment on counterparty risk for derivatives and $99 million of losses on the borrowing portfolio reflecting the tightening of funding spreads and lower interest rates (see Figure 1).

For the same period in FY 2008, the effect of fair value was net unrealized losses of $139 million as a result of declining interest rates in the applicable currencies.

Board of Governors-Approved Transfers

During the first three months of FY 2009, IBRD’s Board of Governors approved a transfer from Surplus of $115 million to the Food Price Crisis Response Trust Fund.  In comparison, no transfers were made during the same period in FY 2008.

Fair Value Adjustments on Loans

The fair value adjustment on loans for the three months ended September 30, 2008 was a charge of $994 million, in contrast to a credit of $269 million for the three months ended September 30, 2007. The fair value adjustment reflects changes in both interest rates and credit risk. For the first three months of FY 2009, the change in the fair value adjustment for loans was primarily driven by changes in the credit risk of the portfolio based on market CDS levels.

Currency Translation Adjustments and Other Adjustments

Other adjustments consist of the transition adjustment upon adoption of FAS 133, and pension related items as prescribed by Statement of Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit, Pension and Postretirement Plans.

The fair value adjustment of a charge of $317 million is primarily related to the net negative currency translation adjustment resulting from the depreciation of the euro (7.16%), partially offset by the appreciation of the Japanese yen (2.26%) against the U.S. dollar during the three months ended September 30, 2008.  In comparison, during the same period in the prior year, the fair value adjustment was a credit of $225 million is primarily due to the positive currency translation adjustment due to the appreciation of the euro (5.15%) and Japanese yen (6.13%) against the U.S. dollar.

Figure 1: Six-Month LIBOR Interest Rates–U.S.  Dollar

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 4 presents this ratio computed on both a reported basis and a fair value basis. IBRD also uses a stress test as a measure of income generating capacity and an input to the assessment of capital adequacy.  Upon the implementation of the Long-Term Income Portfolio (LTIP) program, commencing in the second quarter of FY 2009, the equity-to-loans ratio indicator will be referred to as equity-to-loans and long-term investment assets ratio.

IBRD’s equity supports its risk-bearing capacity for its lending operations. As such, IBRD strives to immunize its risk-bearing capacity from fluctuations in exchange rates by matching the currency composition of its equity capital with that of its loan portfolio.  To the extent that this is achieved the equity-to-loans ratio is also protected from exchange rate movements.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first three months of FY 2009, short-term interest rates for the U.S. dollar, Japanese yen and the euro were lower than the comparative period in FY 2008. Figure 1 illustrates these general trends for the six-month LIBOR U.S. dollar rates.

OPERATING INCOME

For management reporting, management defines operating income as income before the fair value adjustment on non-trading portfolios, and Board of Governors-Approved Transfers.

IBRD’s operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provision for losses on loans and guarantees and administrative expenses. Generally, as interest rates rise, returns from IBRD’s equity increases, thus increasing operating income and vice versa. Table 5 shows a breakdown of income, net of funding costs, on a reported basis.

For the three months ended September 30, 2008, operating income was $81 million, compared to $371 million for the same period in FY 2008. The decrease of $290 million in operating income is primarily explained by the following key factors:

•                  A $152 million decrease in loan interest income, net of funding costs, as a result of decreases in reference interest rates.

•                  A $157 million increase in investment loss, net of funding costs due to the widening of credit spreads as a result of adverse market conditions.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2008 that have been approved by Executive Directors and recommended for approval by the Board of Governors  during FY 2009, refer to the Notes to the Condensed Quarterly Financial Statements, Note C-Retained Earnings, Allocations and Transfers.

Table 4: Equity-to-Loans

In millions of U.S. dollars, except ratio data in percentages

	September 30,		September 30,
	2008	June 30, 2008	2007
Reported Basis
Equity-to-Loans Ratio(a)	37.32%	37.62%	36.20%
Equity Used in Equity-to-Loans Ratio(b)	$36,384	$36,888	$35,119
Loans outstanding and present value of guarantees, net of relevant accumulated provisions and deferred loan income	$97,489	$98,053	$97,012

Fair Value Basis
Equity-to-Loans Ratio	34.94%	36.71%	35.63%
Equity Used in Equity-to-Loans Ratio(b)	$33,596	$36,409	$34,926
Loans outstanding and present value of guarantees, net of relevant accumulated provisions and deferred loan income	$96,154	$99,177	$98,032

(a).	Ratios are presented before applying the effects of fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
(b).

The equity used in the equity-to-loans ratios is composed of paid-in-capital adjusted for the restricted element and net payable for maintenance of value, Special Reserve, General Reserve, cumulative translation adjustment.

TABLE 5: Net Income on a Reported Basis for the Three Months Ended:

In millions of U.S. dollars

	September 30, 2008	September 30, 2007
Loan Interest Income, Net of Funding Costs
Debt Funded	$107	$117
Equity Funded	314	456
Total Loan Interest Income, Net of Funding Costs	421	573
Other Loan Income	5	4
Provision for Losses on Loans and Guarantees Release	22	(3)
Investment Loss, Net of Funding Costs	(174)	(17)
Net Other Expenses	(193)	(186)
Operating Income	81	371
Fair Value Adjustment on Non-Trading Portfolios, net	95	830
Board of Governors-Approved Transfers	(115)	—
Net Income - Reported Basis	$61	$1,201

This page intentionally left blank

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	September 30, 2008	June 30, 2008
	(Unaudited)	(Unaudited)
Assets
Due from banks
Unrestricted currencies	$69	$66
Currencies subject to restrictions	691	768
	760	834
Investments-Trading at fair value (including securities transferred under repurchase agreements or security lending agreements of $235 million—September 30, 2008; $203 million—June 30, 2008) — Note G	27,048	25,213
Securities purchased under resale agreements at fair value — Note G	691	1,385
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,480	1,554
Derivative assets at fair value — Note G
Investments	8,943	5,857
Client operations	19,472	20,269
Borrowings	73,403	76,098
Other assets/liabilities	761	609
Loans outstanding — Note B and G
Total loans	135,710	137,226
Less undisbursed balance	37,248	38,176
Loans outstanding (including a loan at fair value of $88 million — September 30, 2008; $102 million — June 30, 2008)	98,462	99,050
Less:
Accumulated provision for loan losses	1,332	1,370
Deferred loan income	404	412
Net loans outstanding	96,726	97,268
Assets under retirement benefits plans	1,863	1,853
Other assets	2,357	2,371
Total assets	$233,504	$233,311

Liabilities
Borrowings at amortized cost	—	$74,194
Borrowings at fair value	$89,010	13,208
Securities sold under repurchase agreements and payable for cash collateral received at fair value — Note G	3,200	3,147
Derivative liabilities at fair value — Note G
Investments	9,052	6,309
Client operations	19,467	20,263
Borrowings	68,674	69,152
Other assets/liabilities	756	1,007
Other liabilities—Notes B and G	4,832	4,483
Total liabilities	194,991	191,763
Equity
Capital stock—Authorized (1,581,724 shares—September 30, 2008; and June 30, 2008)
Subscribed (1,573,349 shares—September 30, 2008; and June 30, 2008)	189,801	189,801
Less uncalled portion of subscriptions	178,315	178,315
	11,486	11,486
Deferred amounts to maintain value of currency holdings	272	487
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note C)	26,817	29,322
Accumulated other comprehensive (loss) income—Note E	(62)	253
Total equity	38,513	41,548
Total liabilities and equity	$233,504	$233,311

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2008	2007
Income
Loans—Note B	$1,022	$1,397
Investments, net—Trading	(10)	298
Other—Note D	124	57
Total income	1,136	1,752
Expenses
Borrowings	760	1,134
Administrative—Note F	261	216
Contributions to special programs	56	28
Provision for losses on loans and guarantees, (decrease) increase—Note B	(22)	3
Total expenses	1,055	1,381
Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	81	371
Fair value adjustment on non-trading portfolios, net—Notes G and H	95	830
Board of Governors-approved transfers—Note C	(115)	—
Net income	$61	$1,201

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended
	September 30, (Unaudited)
	2008	2007
Net income	$61	$1,201
Other comprehensive (loss) income—Note E
Reclassification to net income:
FAS 133 transition adjustment	(6)	(7)
Net actuarial gains on benefit plans	10	2
Prior service credit on benefit plans, net	1	1
Currency translation adjustments	(320)	244
Total other comprehensive (loss) income	(315)	240

Comprehensive (loss) income	$(254)	$1,441

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Three Months Ended
	September 30, (Unaudited)
	2008	2007
Retained earnings at beginning of the fiscal year	$29,322	$27,831
Adjustment to beginning balance: Cumulative effect of adoption of FAS 159—Note G	(2,566)	—
Net income for the period	61	1,201
Retained earnings at end of the period	$26,817	$29,032

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2008	2007
Cash flows from investing activities
Loans
Disbursements	$(3,468)	$(2,807)
Principal repayments	2,608	2,569
Principal prepayments	36	522
Loan origination fees received	5	1
Net cash (used in) provided by investing activities	(819)	285

Cash flows from financing activities
Medium- and long-term borrowings
New issues	3,710	2,762
Retirements	(4,268)	(6,985)
Net short-term borrowings	1,612	3,158
Net derivatives—Borrowings	586	1,040
Net maintenance of value settlements	30	30
Net cash provided by financing activities	1,670	5

Cash flows from operating activities
Net income	61	1,201
Adjustments to reconcile net income to net cash used in operating activities
Fair value adjustment on non-trading portfolios, net	(95)	(830)
Depreciation and amortization	258	275
Provision for losses on loans and guarantees — (decrease) increase	(22)	3
Changes in
Investment portfolio, net	(2,297)	(527)
Other assets and liabilities	1,247	(413)
Net cash used in operating activities	(848)	(291)
Effect of exchange rate changes on unrestricted cash	—	5
Net increase in unrestricted cash	3	4
Unrestricted cash at beginning of the fiscal year	66	41
Unrestricted cash at end of the period	$69	$45
Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(1,412)	$1,099
Investments—Trading	(462)	305
Derivatives—Investments	(449)	256
Borrowings	(3,547)	2,097
Derivatives—Borrowings	2,674	(1,413)
Capitalized loan origination fees included in total loans	7	1
Interest paid on Borrowings	473	959

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2008 audited financial statements and notes included therein.  In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).  Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting period.  Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates.  Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and guarantees, valuation of certain fair value measurements and valuation of pension and other postretirement plan-related liabilities.  The results of operations for the first three months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation.

Accounting and Reporting Developments

Effective July 1, 2008, IBRD adopted Financial Accounting Standards Board’s (FASB’s) Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157).  FAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. FAS 157 also requires that the valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.

In conjunction with the adoption of FAS 157, IBRD adopted FASB’s Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159) effective July 1, 2008.  FAS 159 provides an option for most financial assets and financial liabilities to be reported at fair value with changes in fair value reported in earnings.  Under FAS 159’s transition provisions, IBRD has elected to report at fair value all financial instruments in the borrowings portfolio previously reported at amortized cost.  The financial impact of IBRD’s adoption of FAS 159 is discussed further in Note G.  After the initial adoption, the election is made at the acquisition of a financial asset, or a financial liability and is irrevocable.  IBRD’s policy from July 1, 2008 onwards is to designate all new financial instruments in the borrowings portfolio at fair value with changes recognized in earnings.  Additionally, any other new instruments having embedded derivatives that require bifurcation may also be designated at fair value on an instrument-by-instrument basis.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

Loans signed before May 16, 2007 are eligible for waivers of a portion of loan charges. Loans signed between May 16, 2007 and September 27, 2007 and for which the borrowers elected not to convert the loans to the terms effective September 27, 2007, are also eligible for waivers. Waivers include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans and are approved annually by the Executive Directors of IBRD.

Loans signed after September 27, 2007 and loans signed between May 16, 2007 and September 27, 2007 and for which the borrowers elected to convert the loans to the terms effective September 27, 2007 are not eligible for waivers. Penalty interest introduced on overdue principal replaces the previous waiver incentive to pay on time.

The reduction in net income for the three months ended September 30, 2008 and September 30, 2007 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	Three Months Ended
	September 30, (Unaudited)
	2008	2007
Interest waivers	$43	$39
Commitment charge waivers	23	32
Front-end fee waivers	3	2
Total	$69	$73

Overdue Amounts

At September 30, 2008, there were no principal or interest amounts on loans in accrual status which were overdue by more than three months.

The following tables provide a summary of selected financial information related to loans in nonaccrual status as of September 30, 2008 and June 30, 2008 and for the three months ended September 30, 2008 and September 30, 2007:

In millions of U.S. dollars

	September 30, 2008
	(Unaudited)	June 30, 2008
Recorded investment in nonaccrual loans(a)	$459	$464
Accumulated provision for loan losses on nonaccrual loans	230	232
Average recorded investment in nonaccrual loans for the period/fiscal year	462	875
Overdue amounts of nonaccrual loans of which:	517	492
Principal	326	313
Interest and charges	191	179

(a). A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	Three Months Ended
	September 30, (Unaudited)
	2008	2007
Interest income recognized on loans in nonaccrual status at end of period	—	$1
Interest income not recognized as a result of loans being in nonaccrual status	$9	$15

The information relating to loans or guarantees in nonaccrual status at September 30, 2008 is as follows:

In millions of U.S. dollars

		Principal, Interest
	Principal	and Charges
Borrower	outstanding	overdue	Nonaccrual since

Zimbabwe	$459	$517	October 2000

During the three months ended September 30, 2008 and September 30, 2007 there were no loans placed in nonaccrual status or restored to accrual status.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the three months ended September 30, 2008, and for the fiscal year ended June 30, 2008, are summarized below:

In millions of U.S. dollars

	September 30, 2008
	(Unaudited)	June 30, 2008
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$1,376	$1,942
Release of provision for losses on loans and guarantees	(22)	(684)
Translation adjustment	(17)	118
Accumulated provision for losses on loans and guarantees, end of the period/fiscal year	$1,337	$1,376
Composed of:
Accumulated provision for loan losses	$1,332	$1,370
Accumulated provision for guarantee losses(a)	5	6
Total	$1,337	$1,376

(a). The accumulated provision for guarantee losses is included in Other Liabilities on the Condensed Balance Sheet.

Guarantees

Guarantees of $755 million were outstanding at September 30, 2008 ($788 million—June 30, 2008). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees.   These guarantees have maturities ranging between 5 and 15 years, and expire in decreasing amounts through 2024.

At September 30, 2008, liabilities of $11 million ($13 million—June 30, 2008), related to IBRD’s obligations under guarantees have been included in Other Liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $5 million ($6 million—June 30, 2008).

During the three months ended September 30, 2008, and September 30, 2007, no guarantees provided by IBRD were called.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the three months ended September 30, 2008, loans to two countries generated in excess of 10 percent of loan income; these amounted to $107 million, each.  Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

While IBRD has only one reportable segment, supplemental information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the three months ended September 30, 2008, and September 30, 2007, is presented in the following table:

In millions of U.S. dollars

	September 30, 2008 (Unaudited)		September 30, 2007 (Unaudited)
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$1,079	$7	$1,768	$10
East Asia and Pacific	23,179	239	23,612	359
Europe and Central Asia	26,223	289	26,107	356
Latin America and the Caribbean	31,354	327	31,095	457
Middle East and North Africa	7,356	81	7,325	92
South Asia	9,218	78	8,653	122
Other(a)	53	1	61	1
Total	$98,462	$1,022	$98,621	$1,397

(a). Represents loans to the International Finance Corporation (IFC), an affiliated organization.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, after adjustments for the fair value on non-trading portfolios, net, the pension reserve, externally financed outputs, as well as Board of Governors-Approved Transfers.

On August 7, 2008, the Executive Directors approved the allocation of $811 million of the net income earned in the fiscal year ended June 30, 2008 to the General Reserve and $117 million to the Pension Reserve.

On September 9, 2008, IBRD’s Board of Governors approved the retention of $115 million as Surplus from the net income earned in the fiscal year ended June 30, 2008, and the immediate transfer of that amount to the Food Price Crisis Response Trust Fund.

Subsequent Event—Board of Governors-Approved Transfers

On October 13, 2008, IBRD’s Board of Governors approved the immediate transfer of $583 million to the International Development Association (IDA), an affiliated organization and the retention of $635 million as Surplus from the net income earned in the fiscal year ended June 30, 2008. Additionally, IBRD’s Board of Governors approved the transfer of $40 million from Surplus, by way of grant, to the Kosovo Sustainable Employment Development Trust Fund.

Retained earnings comprise the following elements at September 30, 2008 and June 30, 2008:

In millions of U.S. dollars

	September 30,
	2008	June 30,
	(Unaudited)	2008
Special Reserve	$293	$293
General Reserve	25,670	24,859
Pension Reserve	1,255	1,138
Cumulative fair value adjustments(a)	(1,805)	800
Unallocated Net Income	1,394	2,232
Restricted Retained Earnings	10	—
Total	$26,817	$29,322

(a). Applicable to non-trading portfolios reported at fair value.

NOTE D—OTHER INCOME

Other income primarily consists of net income from asset/liability derivatives totaling $43 million (three months ended September 30, 2007 –net expense of $6 million) and service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties and affiliated organizations, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds.  For the three months ended September 30, 2008 and September 30, 2007, fee revenue associated with administrative services was as follows:

In millions of U.S. dollars

	Three Months Ended
	September 30, (Unaudited)
	2008	2007
Service fee revenue	$59	$61
Included in these amounts are the following:
Fees charged to IFC	14	11
Fees charged to MIGA	2	2

NOTE E—COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Income balances for the three months ended September 30, 2008 and September 30, 2007:

In millions of U.S. dollars

	Accumulated Other Comprehensive Loss Three Months Ended September 30, 2008 (Unaudited)
		Cumulative
		Effect of			Unrecognized	Total
		Change in		Unrecognized	Net Prior	Accumulated
	Cumulative	Accounting		Net Actuarial	Service (Cost)	Other
	Translation	Principle,		(Loss) Gain on	Credit on	Comprehensive
	Adjustment	Net(a)	Reclassification(a)	Benefit Plans	Benefit Plans	Income (Loss)
Balance, beginning of the fiscal year	$1,226	$500	$(516)	$(914)	$(43)	$253
Changes from period activity	(320)	—	(6)	10	1	(315)
Balance, end of the period	$906	$500	$(522)	$(904)	$(42)	$(62)

In millions of U.S. dollars

	Accumulated Other Comprehensive Income Three Months Ended September 30, 2007 (Unaudited)
		Cumulative
		Effect of			Unrecognized	Total
		Change in		Unrecognized	Net Prior	Accumulated
	Cumulative	Accounting		Net Actuarial	Service (Cost)	Other
	Translation	Principle,		(Loss) Gain on	Credit on	Comprehensive
	Adjustment	Net(a)	Reclassification(a)	Benefit Plans	Benefit Plans	Income
Balance, beginning of the fiscal year	$434	$500	$(496)	$107	$(44)	$501
Changes from period activity	244	—	(7)	2	1	240
Balance, end of the period	$678	$500	$(503)	$109	$(43)	$741

(a).	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans.  Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEPB is included in Administrative Expenses.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three months ended September 30, 2008 and September 30, 2007:

In millions of U.S. dollars

	Three Months Ended
	September 30, 2008
	(Unaudited)
	SRP	RSBP		PEBP
Benefit Cost
Service cost	$66	$11		$4
Interest cost	174	26		7
Expected return on plan assets	(237)	(29)		—
Amortization of prior service cost (credit)	2	(*	)	*
Amortization of unrecognized net loss	—	5		5
Net periodic pension cost	$5	$13		$16
of which:
IBRD’s Share	$2	$6		$7
IDA’s Share	$3	$7		$9

*  Indicates amount less than $0.5 million.

In millions of U.S. dollars

	Three Months Ended
	September 30, 2007
	(Unaudited)
	SRP	RSBP		PEBP
Benefit Costs
Service cost	$64	$9		$3
Interest cost	153	20		4
Expected return on plan assets	(236)	(28)		—
Amortization of prior service cost (credit)	2	(*	)	*
Amortization of unrecognized net loss	—	1		1
Net periodic pension (credit) cost	$(17)	$2		$8
of which:
IBRD’s Share	$(8)	$1		$4
IDA’s Share	$(9)	$1		$4

* Indicates amount less than $0.5 million.

NOTE G — FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective July 1, 2008, IBRD adopted FAS 157 and FAS 159.

Fair Value Measurements (FAS 157)

FAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and expands disclosure requirements about fair value measurements.

IBRD has an established and documented process for determining fair values.  Fair value is based upon quoted market prices, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models.  These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves.  To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review.

Summarized below are the techniques applied in determining the fair values of financial instruments.

Investment securities

Where available, quoted market prices are used to determine the fair value of trading securities.  Examples include some government securities, mutual funds, futures and exchange-traded equity securities.  For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and prepayment speeds. Unless quoted prices are available, money market instruments are reported at face value which represents fair value.

Securities Purchased under Resale agreements and Securities Purchased under Agreements to Repurchase

Securities purchased under resale agreements and securities purchased under agreements to repurchase, are reported at face value which represents fair value.

Discount notes and plain vanilla bonds

Discount notes and non-structured bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities.  The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors, calls and knock-outs.  A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure.  These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, swaption volatilities, equity index volatilities and equity indices.

Derivative contracts

Derivative contracts include currency forward contracts, plain vanilla swaps and callable swaps linked to interest rates, foreign exchange rates, and equity indices.  Plain vanilla swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured swaps, valuation models and inputs similar to the ones applicable to structured notes valuation apply.

Loans

As of September 30, 2008, there was only one loan with an embedded derivative, which is fair valued on a matrix basis against the related bond.

Fair Value Hierarchy

FAS 157 establishes a three-level fair value hierarchy under which financial instruments are categorized based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).  When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement of the instrument in its entirety.  Thus, a Level 3 fair value measurement of the instrument may include inputs that are observable (Levels 2) and unobservable (Level 3).  Additionally, FAS 157 requires that the valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities recorded at fair value on the Condensed Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:

Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The following table presents IBRD’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2008:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	as of September 30, 2008 (Unaudited)
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading	$2,445	$24,417	$186	$27,048
Securities Purchased Under Resale Agreements	680	11	—	691
Loans Outstanding	—	—	88	88
Derivatives
Investments	—	8,943	—	8,943
Client Operations	—	19,472	—	19,472
Borrowings	—	61,074	12,329	73,403
Other assets / liabilities	—	761	—	761
Total assets at fair value	$3,125	$114,678	$12,603	$130,406

Liabilities:
Borrowings	—	$77,707	$11,303	$89,010
Securities Sold Under Repurchase Agreements and Securities Lent Under Security Lending Agreements	$22	3,178	—	3,200
Derivatives
Investments	—	9,052	—	9,052
Client Operations	—	19,467	—	19,467
Borrowings	—	56,426	12,248	68,674
Other assets / liabilities	—	756	—	756
Total liabilities at fair value	$22	$166,586	$23,551	$190,159

The following table provides a summary of changes in the fair value of IBRD’s Level 3 financial assets and liabilities during the three months ended September 30, 2008:

In millions of U.S. dollars

	Level 3 Financial Assets (Liabilities)
	(Unaudited)
	Investments -		Derivatives,
	Trading	Loans	net	Borrowings

Balance as of July 1, 2008	$40	$102	$(252)	$(10,864)
Total realized/unrealized (losses) or gains in:
Net income	(12)	(7)	284	(422)
Other comprehensive income	—	(7)	50	(44)
Purchases, issuance and settlements, net	3	—	(1)	27
Transfers in (out), net	155	—	—	—
Balance as of September 30, 2008	$186	$88	$81	$(11,303)

The following table provides information relating to the portion of gains or losses included in income for the period attributable to the unrealized gains and losses on IBRD’s Level 3 financial assets and liabilities still held at September 30, 2008, and where those amounts are included in the Condensed Statement of Income.

In millions of U.S. dollars

	Level 3 Financial Assets and Liabilities For The Three Months Ended
	September 30, 2008 (Unaudited)
	Investments		Derivatives,
(Losses) Gains	— Trading	Loans	net	Borrowings
Income
Investments, net – Trading	$(62)	—	—	—
Loans	—	$3	—	—
Fair value adjustment on non-trading portfolios, net	—	$(10)	$(1,746)	$2,301
Total	$(62)	$(7)	$(1,746)	$2,301

As of September 30, 2008, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Option (FAS 159)

On July 1, 2008, under FAS 159, IBRD elected the fair value option for all of its debt instruments in the borrowings portfolio, resulting in the reporting at fair value of all financial instruments in the borrowings portfolio previously reported at amortized cost, and a write-off of unamortized debt issuance costs.  As a result of the adoption of FAS 159, IBRD recorded a transition adjustment of $2,566 million as a decrease to the opening balance of retained earnings.  After the initial adoption, the election is made at the acquisition of a financial asset, or a financial liability and it is irrevocable.

During the three months ended September 30, 2008, net losses totaling $1,414 million relating to the borrowings measured at fair value are included in Fair value adjustment on non-trading portfolios, net in the Condensed Statement of Income.

Prior to June 30 2008, IBRD fair valued about 18% of its borrowings portfolio and its entire derivatives portfolio. Commencing July 1, 2008, to eliminate the differences in the various measurement bases of the instruments in the borrowing portfolio, IBRD elected to fair value all the remaining debt instruments in the portfolio. The objective of this election was to report the entire portfolio on the same measurement basis, thereby eliminating the mixed-attribute approach and better reflecting the overall economic position and result of the portfolio.

Interest expense relating to the debt instruments carried at fair value is being measured on an effective yield basis and is reported as part of the Borrowings expenses in the Condensed Statement of Income.

The following table presents information about the financial instruments for which IBRD elected the fair value option and for which a transition adjustment was recorded as of July 1, 2008:

In millions of U.S. dollars

		Transition
		Adjustment to	Carrying
	Carrying Value	Retained Earnings	Value After
	Prior to Adoption	(Loss)	Adoption
	(Unaudited)	(Unaudited)	(Unaudited)

Borrowings - previously reported at amortized cost, net	$(74,194)	$(2,566)	$(76,760)

Cumulative-effect of the adoption of the Fair Value Option		$(2,566)

The following table presents the difference between the aggregate fair value and aggregate contractual principal balance of long-term borrowings:

In millions of U.S. dollars

	Fair Value at	Principal Amount
	September 30,	Due Upon Maturity	Difference
	2008 (Unaudited)	(Unaudited)	(Unaudited)

Borrowings	$89,010	$88,651	$359

NOTE H—FAIR VALUE ADJUSTMENT ON NON-TRADING PORTFOLIOS, NET

The following table reflects the components of the fair value adjustment on non-trading portfolios, net for the three months ended September 30, 2008 and September 30, 2007:

In millions of U.S. dollars

	Three Months Ended
	September 30,
	(Unaudited)
	2008	2007
Fair value adjustments – gains (losses):
Non-trading derivatives	$1,519	$441
Borrowings	(1,414)	389
Loan	(10)	—
Total	$95	$830

REPORT OF INDEPENDENT ACCOUNTANTS

KPMG LLP
2001 M Street, NW
Washington, DC 20036

Report of Independent Accountants

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of September 30, 2008, and the related condensed statements of income, comprehensive income, changes in retained earnings and cash flows for the three-month period ended September 30, 2008. These condensed interim financial statements are the responsibility of IBRD’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

The financial statements of IBRD as of and for the year ended June 30, 2008, were audited by other accountants whose report dated August 7, 2008, expressed an unqualified opinion on those financial statements. Such financial statements were not audited by us and, accordingly, we do not express an opinion or any form of assurance on the information set forth in the accompanying condensed balance sheet as of June 30, 2008. Additionally, the condensed statements of income, comprehensive income, changes in retained earnings and cash flows for the three-month period ended September 30, 2007, were not reviewed or audited by us, and accordingly, we do not express an opinion or any form of assurance on them.

Washington, DC

November 13, 2008

KPMG LLP. KPMG LLP, a U.S. limited liability partnership, is a member of KPMG International, a Swiss cooperative.

International Bank for Reconstruction and Development

Treasury Asset Liablity Risk System (TALRS)

SEC Report - Changes in Borrowings

Borrowings (MLT) July 01, 2008 thru September 30, 2008

DESK: IBRD

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

New Borrowings

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0710AUD06.96		0000009036	AUD		44,500,000	42,877,975	02-Jul-2008	06-Jul-2010

BOND/SELL AUD/IBRD/GDIF/0710AUD07.00		0000009040	AUD		52,000,000	51,097,800	17-Jul-2008	20-Jul-2010

BOND/SELL AUD/IBRD/GDIF/0710AUD06.60		0000009047	AUD		17,600,000	16,875,760	29-Jul-2008	29-Jul-2010

BOND/SELL AUD/IBRD/GDIF/0111AUD06.54		0000009076	AUD		20,000,000	19,184,000	30-Jul-2008	27-Jan-2011

BOND/SELL AUD/IBRD/GDIF/0711AUD06.79		0000009089	AUD		75,000,000	71,940,000	30-Jul-2008	28-Jul-2011

BOND/SELL AUD/IBRD/GDIF/0810AUD06.48		0000009114	AUD		71,000,000	66,296,250	06-Aug-2008	06-Aug-2010

BOND/SELL AUD/IBRD/GDIF/0810AUD06.25		0000009107	AUD		53,000,000	48,275,050	11-Aug-2008	11-Aug-2010

BOND/SELL AUD/IBRD/GDIF/0311AUD06.42		0000009104	AUD		20,000,000	17,375,000	21-Aug-2008	22-Mar-2011

BOND/SELL AUD/IBRD/GDIF/0813AUD01.00		0000009122	AUD		3,000,000	2,606,250	21-Aug-2008	21-Aug-2013

BOND/SELL AUD/IBRD/GDIF/0810AUD06.33		0000009132	AUD		15,000,000	13,031,250	21-Aug-2008	23-Aug-2010

BOND/SELL AUD/IBRD/GDIF/0811AUD05.90		0000009158	AUD		24,000,000	20,842,800	27-Aug-2008	24-Aug-2011

BOND/SELL AUD/IBRD/GDIF/0810AUD05.85		0000009167	AUD		13,700,000	11,808,030	29-Aug-2008	27-Aug-2010

BOND/SELL AUD/IBRD/GDIF/0411AUD05.82		0000009140	AUD		44,000,000	36,685,000	04-Sep-2008	20-Apr-2011

BOND/SELL AUD/IBRD/GDIF/0910AUD05.66		0000009199	AUD		56,200,000	46,019,370	10-Sep-2008	10-Sep-2010

BOND/SELL AUD/IBRD/GDIF/0311AUD05.57		0000009191	AUD		13,000,000	10,580,050	11-Sep-2008	11-Mar-2011

BOND/SELL AUD/IBRD/GDIF/0910AUD05.50		0000009207	AUD		1,200,000	1,012,980	25-Sep-2008	24-Sep-2010

BOND/SELL AUD/IBRD/GDIF/0910AUD05.52		0000009235	AUD		20,000,000	16,883,000	25-Sep-2008	27-Sep-2010

BOND/SELL AUD/IBRD/GDIF/0411AUD05.40		0000009212	AUD		35,000,000	29,240,750	29-Sep-2008	20-Apr-2011

BOND/SELL AUD/IBRD/GDIF/0911AUD05.65		0000009238	AUD		36,000,000	30,076,200	29-Sep-2008	29-Sep-2011

BOND/SELL AUD/IBRD/GDIF/0911AUD05.21		0000009246	AUD		24,200,000	20,217,890	29-Sep-2008	29-Sep-2011

Total By Currency						572,925,405

Brazilian Real

BOND/SELL BRL/IBRD/GDIF/0810BRL12.25		0000009095	BRL		100,000,000	64,057,395	04-Aug-2008	04-Aug-2010

Total By Currency						64,057,395

Chilean Peso

BOND/SELL CLP/IBRD/GDIF/0711CLP06.75		0000009054	CLP		25,000,000,000	49,995,000	15-Jul-2008	01-Jul-2011

BOND/SELL CLP/IBRD/GDIF/0711CLP06.75		0000009170	CLP		5,000,000,000	9,751,341	03-Sep-2008	01-Jul-2011

Total By Currency						59,746,341

Columbian Peso

BOND/SELL COP/IBRD/GDIF/1110COP08.50		0000009048	COP		40,000,000,000	23,235,550	14-Jul-2008	08-Nov-2010

BOND/SELL COP/IBRD/GDIF/1110COP08.50		0000009208	COP		20,000,000,000	9,613,074	16-Sep-2008	08-Nov-2010

BOND/SELL COP/IBRD/GDIF/1110COP08.50		0000009245	COP		20,000,000,000	9,528,347	19-Sep-2008	08-Nov-2010

Total By Currency						42,376,971

1

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

Euro Currency

BOND/SELL EUR/IBRD/GDIF/0710EUR03.92		0000009034	EUR		3,000,000	4,735,200	02-Jul-2008	06-Jul-2010

BOND/SELL EUR/IBRD/GDIF/0810EUR03.83		0000009113	EUR		2,300,000	3,585,815	06-Aug-2008	06-Aug-2010

BOND/SELL EUR/IBRD/GDIF/0910EUR03.44		0000009197	EUR		3,500,000	4,978,400	10-Sep-2008	10-Sep-2010

Total By Currency						13,299,415

Indian Rupees

BOND/SELL INR/IBRD/GDIF/0610INR07.25		0000009127	INR		500,000,000	11,873,664	08-Aug-2008	26-Jun-2010

Total By Currency						11,873,664

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/0338JPYSTR40		0000009001	JPY		100,000,000	948,722	02-Jul-2008	02-Mar-2038

BOND/SELL JPY/IBRD/GDIF/0723JPYSTR		0000009007	JPY		300,000,000	2,846,165	02-Jul-2008	03-Jul-2023

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR		0000008996	JPY		100,000,000	940,911	07-Jul-2008	08-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR01		0000008999	JPY		200,000,000	1,881,822	07-Jul-2008	07-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR02		0000009000	JPY		100,000,000	940,911	07-Jul-2008	08-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR03		0000009009	JPY		100,000,000	940,911	07-Jul-2008	08-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR04		0000009013	JPY		200,000,000	1,881,822	07-Jul-2008	07-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR05		0000009014	JPY		500,000,000	4,704,554	07-Jul-2008	07-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR10		0000009030	JPY		300,000,000	2,809,910	08-Jul-2008	09-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR13		0000009039	JPY		500,000,000	4,652,894	09-Jul-2008	09-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0728JPYSTR01		0000009024	JPY		2,300,000,000	21,524,496	10-Jul-2008	11-Jul-2028

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR06		0000009018	JPY		150,000,000	1,398,862	14-Jul-2008	15-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR07		0000009019	JPY		100,000,000	932,575	14-Jul-2008	14-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR09		0000009023	JPY		1,000,000,000	9,325,748	14-Jul-2008	14-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR11		0000009031	JPY		200,000,000	1,865,150	14-Jul-2008	15-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR12		0000009032	JPY		200,000,000	1,865,150	14-Jul-2008	15-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR08		0000009021	JPY		100,000,000	934,274	15-Jul-2008	16-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR14		0000009043	JPY		300,000,000	2,802,822	15-Jul-2008	16-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR15		0000009044	JPY		100,000,000	934,274	15-Jul-2008	16-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR16		0000009051	JPY		600,000,000	5,629,046	22-Jul-2008	22-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR19		0000009062	JPY		100,000,000	938,174	22-Jul-2008	23-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR20		0000009064	JPY		500,000,000	4,690,872	22-Jul-2008	22-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR18		0000009059	JPY		1,000,000,000	9,362,858	23-Jul-2008	23-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0728JPYSTR02		0000009060	JPY		1,000,000,000	9,362,858	23-Jul-2008	24-Jul-2028

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR17		0000009052	JPY		300,000,000	2,783,577	28-Jul-2008	28-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0538JPYSTR15		0000009063	JPY		200,000,000	1,855,718	28-Jul-2008	28-May-2038

2

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR21		0000009065	JPY		500,000,000	4,639,295	28-Jul-2008	28-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR22		0000009069	JPY		1,000,000,000	9,278,590	28-Jul-2008	28-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR23		0000009073	JPY		200,000,000	1,855,718	28-Jul-2008	28-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR24		0000009074	JPY		100,000,000	927,859	28-Jul-2008	29-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR25		0000009075	JPY		150,000,000	1,391,788	28-Jul-2008	29-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0738JPYSTR26		0000009077	JPY		100,000,000	927,859	28-Jul-2008	28-Jul-2038

BOND/SELL JPY/IBRD/GDIF/0728JPYSTR03		0000009091	JPY		3,365,000,000	31,222,454	28-Jul-2008	28-Jul-2028

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR01		0000009078	JPY		100,000,000	929,541	05-Aug-2008	05-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR02		0000009090	JPY		200,000,000	1,859,082	05-Aug-2008	05-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR03		0000009092	JPY		100,000,000	913,576	11-Aug-2008	12-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR06		0000009099	JPY		100,000,000	913,576	11-Aug-2008	12-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0238JPYSTR42		0000009093	JPY		100,000,000	910,415	12-Aug-2008	12-Feb-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR04		0000009096	JPY		100,000,000	910,415	12-Aug-2008	13-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR09		0000009108	JPY		200,000,000	1,820,830	12-Aug-2008	13-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0438JPYSTR23		0000009110	JPY		100,000,000	911,660	18-Aug-2008	19-Apr-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR11		0000009118	JPY		200,000,000	1,823,320	18-Aug-2008	18-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR07		0000009105	JPY		150,000,000	1,357,098	19-Aug-2008	20-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR08		0000009106	JPY		400,000,000	3,618,927	19-Aug-2008	20-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR13		0000009123	JPY		110,000,000	995,205	19-Aug-2008	20-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR05		0000009098	JPY		100,000,000	906,906	20-Aug-2008	20-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR14		0000009130	JPY		150,000,000	1,360,359	20-Aug-2008	20-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR15		0000009133	JPY		500,000,000	4,576,240	26-Aug-2008	26-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR17		0000009136	JPY		100,000,000	915,248	26-Aug-2008	27-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR16		0000009135	JPY		1,000,000,000	9,104,151	27-Aug-2008	27-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR12		0000009121	JPY		700,000,000	6,372,326	28-Aug-2008	27-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0838JPYSTR18		0000009146	JPY		500,000,000	4,551,661	28-Aug-2008	27-Aug-2038

BOND/SELL JPY/IBRD/GDIF/0938JPYSTR		0000009143	JPY		300,000,000	2,758,621	02-Sep-2008	02-Sep-2038

BOND/SELL JPY/IBRD/GDIF/0938JPYSTR01		0000009147	JPY		100,000,000	919,540	02-Sep-2008	02-Sep-2038

BOND/SELL JPY/IBRD/GDIF/0938JPYSTR02		0000009151	JPY		250,000,000	2,298,851	02-Sep-2008	03-Sep-2038

BOND/SELL JPY/IBRD/GDIF/0938JPYSTR03		0000009154	JPY		400,000,000	3,689,697	08-Sep-2008	08-Sep-2038

BOND/SELL JPY/IBRD/GDIF/0228JPYSTR01		0000009173	JPY		100,000,000	919,075	10-Sep-2008	10-Feb-2028

BOND/SELL JPY/IBRD/GDIF/0928JPYSTR		0000009181	JPY		100,000,000	925,326	11-Sep-2008	11-Sep-2028

BOND/SELL JPY/IBRD/GDIF/0938JPYSTR04		0000009171	JPY		200,000,000	1,862,631	16-Sep-2008	16-Sep-2038

BOND/SELL JPY/IBRD/GDIF/0938JPYSTR05		0000009182	JPY		100,000,000	931,315	16-Sep-2008	17-Sep-2038

BOND/SELL JPY/IBRD/GDIF/0938JPYSTR06		0000009183	JPY		100,000,000	931,315	16-Sep-2008	17-Sep-2038

BOND/SELL JPY/IBRD/GDIF/0938JPYSTR10		0000009203	JPY		200,000,000	1,862,631	16-Sep-2008	17-Sep-2038

3

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

BOND/SELL JPY/IBRD/GDIF/0938JPYSTR08		0000009195	JPY		100,000,000	949,217	17-Sep-2008	17-Sep-2038

BOND/SELL JPY/IBRD/GDIF/0938JPYSTR07		0000009185	JPY		400,000,000	3,838,956	18-Sep-2008	18-Sep-2038

BOND/SELL JPY/IBRD/GDIF/0938JPYSTR11		0000009205	JPY		500,000,000	4,704,333	24-Sep-2008	24-Sep-2038

BOND/SELL JPY/IBRD/GDIF/0938JPYSTR12		0000009206	JPY		200,000,000	1,881,733	24-Sep-2008	24-Sep-2038

BOND/SELL JPY/IBRD/GDIF/0938JPYSTR13		0000009213	JPY		500,000,000	4,704,333	24-Sep-2008	24-Sep-2038

BOND/SELL JPY/IBRD/GDIF/0938JPYSTR09		0000009202	JPY		100,000,000	943,975	29-Sep-2008	29-Sep-2038

Total By Currency						227,870,720

Mexican Peso

BOND/SELL MXN/IBRD/GDIF/0611MXN08.25		0000009041	MXN		500,000,000	48,441,398	03-Jul-2008	24-Jun-2011

Total By Currency						48,441,398

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0710NZD06.71		0000009033	NZD		8,500,000	6,494,000	02-Jul-2008	06-Jul-2010

BOND/SELL NZD/IBRD/GDIF/0811NZD06.60		0000009006	NZD		25,000,000	18,778,750	10-Jul-2008	22-Aug-2011

BOND/SELL NZD/IBRD/GDIF/0712NZD07.0625		0000009083	NZD		100,000,000	76,150,000	16-Jul-2008	16-Jul-2012

BOND/SELL NZD/IBRD/GDIF/0611NZD06.78		0000009037	NZD		5,000,000	3,813,000	23-Jul-2008	24-Jun-2011

BOND/SELL NZD/IBRD/GDIF/0211NZD06.60		0000009057	NZD		38,000,000	28,311,900	30-Jul-2008	22-Feb-2011

BOND/SELL NZD/IBRD/GDIF/0710NZD06.62		0000009068	NZD		3,000,000	2,235,150	30-Jul-2008	29-Jul-2010

BOND/SELL NZD/IBRD/GDIF/0810NZD06.37		0000009112	NZD		12,600,000	9,206,820	06-Aug-2008	06-Aug-2010

BOND/SELL NZD/IBRD/GDIF/0211NZD06.25		0000009159	NZD		18,500,000	13,110,025	27-Aug-2008	24-Feb-2011

BOND/SELL NZD/IBRD/GDIF/0810NZD05.88		0000009139	NZD		25,000,000	17,263,750	28-Aug-2008	26-Aug-2010

BOND/SELL NZD/IBRD/GDIF/0910NZD06.24		0000009200	NZD		8,600,000	5,790,380	10-Sep-2008	10-Sep-2010

BOND/SELL NZD/IBRD/GDIF/0910NZD06.30		0000009168	NZD		6,000,000	4,052,100	11-Sep-2008	10-Sep-2010

BOND/SELL NZD/IBRD/GDIF/0311NZD05.88		0000009193	NZD		26,000,000	17,954,300	25-Sep-2008	23-Mar-2011

Total By Currency						203,160,175

Russian Rouble

BOND/SELL RUB/IBRD/GDIF/0714RUB08.00		0000009016	RUB		600,000,000	25,530,611	10-Jul-2008	10-Jul-2014

BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A		0000009087	RUB		250,000,000	10,769,549	23-Jul-2008	25-Jun-2010

BOND/SELL RUB/IBRD/GDIF/0713RUB07.00		0000009026	RUB		125,000,000	5,360,413	29-Jul-2008	29-Jul-2013

BOND/SELL RUB/IBRD/GDIF/0813RUB07.50		0000009084	RUB		70,000,000	2,852,253	19-Aug-2008	19-Aug-2013

BOND/SELL RUB/IBRD/GDIF/0813RUB07.00		0000009085	RUB		125,000,000	5,063,948	28-Aug-2008	28-Aug-2013

BOND/SELL RUB/IBRD/GDIF/0610RUB05.75A		0000009192	RUB		250,000,000	9,962,938	05-Sep-2008	25-Jun-2010

BOND/SELL RUB/IBRD/GDIF/0913RUB07.00		0000009163	RUB		140,000,000	5,606,189	25-Sep-2008	25-Sep-2013

Total By Currency						65,145,901

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0710TRY19.00		0000009058	TRY		100,000,000	82,918,740	21-Jul-2008	21-Jul-2010

Total By Currency						82,918,740

4

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

United States Dollar

BOND/SELL USD/IBRD/GDIF/0618USDFRN		0000009012	USD		25,000,000	25,000,000	02-Jul-2008	29-Jun-2018

BOND/SELL USD/IBRD/GDIF/0710USD02.81		0000009035	USD		33,500,000	33,500,000	02-Jul-2008	06-Jul-2010

BOND/SELL USD/IBRD/GDIF/0811USD03.42		0000009005	USD		17,000,000	17,000,000	10-Jul-2008	22-Aug-2011

BOND/SELL USD/IBRD/GDIF/0809USD02.70		0000009097	USD		100,000,000	100,000,000	29-Jul-2008	03-Aug-2009

BOND/SELL USD/IBRD/GDIF/0211USD02.82		0000009056	USD		20,000,000	20,000,000	30-Jul-2008	22-Feb-2011

BOND/SELL USD/IBRD/GDIF/0810USD02.60		0000009115	USD		61,000,000	61,000,000	06-Aug-2008	06-Aug-2010

BOND/SELL USD/IBRD/GDIF/0809USD02.57		0000009134	USD		100,000,000	100,000,000	12-Aug-2008	13-Aug-2009

BOND/SELL USD/IBRD/GDIF/0828USDSTR01		0000009094	USD		5,000,000	5,000,000	18-Aug-2008	18-Aug-2028

BOND/SELL USD/IBRD/GDIF/0838USDSTR01		0000009101	USD		8,000,000	8,000,000	19-Aug-2008	20-Aug-2038

BOND/SELL USD/IBRD/GDIF/0811USD03.375		0000009152	USD		150,000,000	150,000,000	19-Aug-2008	19-Aug-2011

BOND/SELL USD/IBRD/GDIF/0810USD02.55		0000009144	USD		11,800,000	11,800,000	20-Aug-2008	20-Aug-2010

BOND/SELL USD/IBRD/GDIF/0911USD03.18		0000009103	USD		30,000,000	30,000,000	21-Aug-2008	20-Sep-2011

BOND/SELL USD/IBRD/GDIF/0412USD03.12		0000009141	USD		24,000,000	24,000,000	04-Sep-2008	20-Apr-2012

BOND/SELL USD/IBRD/GDIF/1111USD03.125		0000009194	USD		750,000,000	750,000,000	08-Sep-2008	15-Nov-2011

BOND/SELL USD/IBRD/GDIF/0910USD02.34		0000009198	USD		58,400,000	58,400,000	10-Sep-2008	10-Sep-2010

BOND/SELL USD/IBRD/GDIF/0913USDSTR03		0000009209	USD		6,500,000	6,500,000	17-Sep-2008	25-Sep-2013

BOND/SELL USD/IBRD/GDIF/0412USD02.76		0000009211	USD		15,000,000	15,000,000	29-Sep-2008	20-Apr-2012

Total By Currency						1,415,200,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0610ZAR11.28		0000008975	ZAR		170,000,000	21,430,822	01-Jul-2008	10-Jun-2010

BOND/SELL ZAR/IBRD/GDIF/1010ZAR11.26		0000009003	ZAR		25,000,000	3,151,592	01-Jul-2008	15-Oct-2010

BOND/SELL ZAR/IBRD/GDIF/0613ZAR10.44A		0000008998	ZAR		50,000,000	6,373,487	02-Jul-2008	10-Jun-2013

BOND/SELL ZAR/IBRD/GDIF/1213ZAR10.56		0000009010	ZAR		50,000,000	6,386,920	07-Jul-2008	10-Dec-2013

BOND/SELL ZAR/IBRD/GDIF/0909ZAR10.75		0000009055	ZAR		500,000,000	65,206,050	11-Jul-2008	08-Sep-2009

BOND/SELL ZAR/IBRD/GDIF/0710ZAR11.50		0000009017	ZAR		20,000,000	2,620,717	16-Jul-2008	16-Jul-2010

BOND/SELL ZAR/IBRD/GDIF/0710ZAR10.74A		0000009045	ZAR		50,000,000	6,542,191	17-Jul-2008	10-Jul-2014

BOND/SELL ZAR/IBRD/GDIF/1111ZAR11.00		0000009080	ZAR		500,000,000	65,956,100	21-Jul-2008	10-Nov-2011

BOND/SELL ZAR/IBRD/GDIF/0810ZAR11.34		0000009038	ZAR		100,000,000	13,225,764	24-Jul-2008	10-Aug-2010

BOND/SELL ZAR/IBRD/GDIF/0210ZAR12.00		0000009081	ZAR		750,000,000	99,029,513	28-Jul-2008	10-Feb-2010

BOND/SELL ZAR/IBRD/GDIF/0710ZAR11.02		0000009066	ZAR		150,000,000	19,752,696	29-Jul-2008	29-Jul-2010

BOND/SELL ZAR/IBRD/GDIF/0114ZAR10.56		0000009067	ZAR		50,000,000	6,653,360	30-Jul-2008	10-Jan-2014

BOND/SELL ZAR/IBRD/GDIF/0710ZAR10.38		0000009088	ZAR		235,000,000	31,270,792	30-Jul-2008	20-Jul-2010

BOND/SELL ZAR/IBRD/GDIF/0810ZAR10.50		0000009079	ZAR		215,000,000	27,962,388	13-Aug-2008	16-Aug-2010

BOND/SELL ZAR/IBRD/GDIF/0810ZAR08.50		0000009137	ZAR		150,000,000	19,508,643	13-Aug-2008	13-Aug-2010

5

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

BOND/SELL ZAR/IBRD/GDIF/0810ZAR10.00		0000009138	ZAR		150,000,000	19,508,643	13-Aug-2008	13-Aug-2010

BOND/SELL ZAR/IBRD/GDIF/0810ZAR11.04		0000009082	ZAR		50,000,000	6,457,863	14-Aug-2008	10-Aug-2010

BOND/SELL ZAR/IBRD/GDIF/0810ZAR10.15		0000009117	ZAR		110,000,000	14,227,971	21-Aug-2008	24-Aug-2010

BOND/SELL ZAR/IBRD/GDIF/0810ZAR09.70		0000009116	ZAR		119,000,000	15,508,422	26-Aug-2008	27-Aug-2010

BOND/SELL ZAR/IBRD/GDIF/0211ZAR09.84		0000009129	ZAR		50,000,000	6,491,146	27-Aug-2008	10-Feb-2011

BOND/SELL ZAR/IBRD/GDIF/0810ZAR09.75		0000009165	ZAR		250,000,000	31,938,678	28-Aug-2008	02-Aug-2010

BOND/SELL ZAR/IBRD/GDIF/0311ZAR09.36		0000009169	ZAR		50,000,000	6,148,814	16-Sep-2008	10-Mar-2011

BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.50A		0000009184	ZAR		110,000,000	13,407,276	17-Sep-2008	17-Sep-2010

BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.85		0000009204	ZAR		328,430,000	40,219,695	18-Sep-2008	17-Sep-2010

BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.50		0000009162	ZAR		200,000,000	24,431,956	25-Sep-2008	27-Sep-2010

BOND/SELL ZAR/IBRD/GDIF/0311ZAR09.36A		0000009201	ZAR		50,000,000	6,107,989	25-Sep-2008	10-Mar-2011

BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.23		0000009234	ZAR		35,700,000	4,361,104	25-Sep-2008	27-Sep-2010

BOND/SELL ZAR/IBRD/GDIF/0910ZAR09.72		0000009237	ZAR		46,000,000	5,616,263	29-Sep-2008	15-Sep-2010

BOND/SELL ZAR/IBRD/GDIF/0311ZAR09.27		0000009249	ZAR		330,000,000	40,290,581	29-Sep-2008	16-Mar-2011

BOND/SELL ZAR/IBRD/GDIF/1010ZAR09.60		0000009236	ZAR		20,000,000	2,451,882	30-Sep-2008	01-Oct-2010

Total By Currency						632,239,314

Total						3,439,255,439

MTBOZ

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0718AUD00.00		0000009049	AUD		5,000,000	4,913,250	17-Jul-2008	17-Jul-2018

BOND/SELL AUD/IBRD/GDIF/0518AUD00.00		0000009155	AUD		2,000,000	1,745,600	20-Aug-2008	02-May-2018

Total By Currency						6,658,850

United States Dollar

BOND/SELL USD/IBRD/GDIF/0838USDSTR02		0000009102	USD		211,697,894	211,697,894	06-Aug-2008	06-Aug-2038

BOND/SELL USD/IBRD/GDIF/0838USDSTR03		0000009111	USD		206,988,896	206,988,896	11-Aug-2008	11-Aug-2038

BOND/SELL USD/IBRD/GDIF/0928USDSTR		0000009176	USD		64,750,549	64,750,549	05-Sep-2008	05-Sep-2028

BOND/SELL USD/IBRD/GDIF/0923USDSTR01		0000009241	USD		66,689,190	66,689,190	25-Sep-2008	25-Sep-2023

Total By Currency						550,126,529

Total						556,785,379

6

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

Maturing Borrowings

GLDDP

Gold

BOND/SELL XAU/IBRD/GDIF/0908XAUSTR		0000006542	XAU		693,480	560,886,624	10-Sep-2003	10-Sep-2008

Total By Currency						560,886,624

Total						560,886,624

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0708AUD04.20		0000006440	AUD		25,000,000	23,810,000	10-Jul-2003	10-Jul-2008

BOND/SELL AUD/IBRD/GDIF/0708AUD04.10		0000006444	AUD		20,000,000	19,370,000	16-Jul-2003	16-Jul-2008

BOND/SELL AUD/IBRD/GDIF/0708AUD04.25		0000006446	AUD		20,000,000	19,233,000	28-Jul-2003	28-Jul-2008

BOND/SELL AUD/IBRD/GDIF/0708AUD04.25A		0000006471	AUD		18,000,000	17,259,300	29-Jul-2003	29-Jul-2008

BOND/SELL AUD/IBRD/GDIF/0708AUD04.55		0000006480	AUD		42,000,000	40,286,400	30-Jul-2003	30-Jul-2008

BOND/SELL AUD/IBRD/GDIF/0808AUD04.65		0000006501	AUD		17,000,000	15,484,450	11-Aug-2003	11-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0808AUD04.40		0000006499	AUD		20,000,000	17,471,000	14-Aug-2003	14-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0808AUD04.90		0000006528	AUD		16,000,000	13,895,200	27-Aug-2003	27-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0908AUD04.90		0000006550	AUD		16,000,000	13,021,600	11-Sep-2003	11-Sep-2008

BOND/SELL AUD/IBRD/0908AUD04.78		0000006546	AUD		20,000,000	16,883,000	25-Sep-2003	25-Sep-2008

BOND/SELL AUD/IBRD/GDIF/0908AUD04.90A		0000006569	AUD		16,000,000	13,506,400	25-Sep-2003	25-Sep-2008

BOND/SELL AUD/IBRD/GDIF/0908AUD05.10		0000006831	AUD		40,000,000	32,350,000	21-Sep-2004	22-Sep-2008

BOND/SELL AUD/IBRD/GDIF/0808AUD04.95		0000006965	AUD		13,000,000	11,298,950	24-Feb-2005	22-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0908AUD05.18		0000007001	AUD		84,000,000	68,363,400	15-Mar-2005	11-Sep-2008

BOND/SELL AUD/IBRD/GDIF/0708AUD04.70		0000007144	AUD		25,000,000	24,008,750	12-Jul-2005	14-Jul-2008

BOND/SELL AUD/IBRD/GDIF/0708AUD04.77		0000007170	AUD		903,000,000	868,369,950	25-Jul-2005	28-Jul-2008

BOND/SELL AUD/IBRD/GDIF/0810AUD04.52		0000007193	AUD		7,000,000	6,113,100	25-Aug-2005	26-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0808AUD04.85		0000007205	AUD		15,000,000	13,099,500	25-Aug-2005	26-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0908AUD04.53		0000007236	AUD		16,000,000	13,353,600	20-Sep-2005	24-Sep-2008

BOND/SELL AUD/IBRD/GDIF/0808AUD04.50		0000007365	AUD		25,000,000	21,838,750	30-Jan-2006	14-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0808AUD04.62		0000007387	AUD		20,000,000	17,471,000	16-Feb-2006	14-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0808AUD05.45		0000007552	AUD		25,000,000	21,906,250	18-Aug-2006	18-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0908AUD05.35		0000007556	AUD		90,000,000	73,246,500	12-Sep-2006	11-Sep-2008

Total By Currency						1,381,640,100

Canadian Dollar

BOND/SELL CAD/IBRD/0708CAD03.05		0000006435	CAD		50,000,000	49,915,144	17-Jul-2003	17-Jul-2008

BOND/SELL CAD/IBRD/GDIF/0808CAD03.72		0000006523	CAD		47,000,000	45,047,204	28-Aug-2003	28-Aug-2008

Total By Currency						94,962,348

7

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

Euro Currency

BOND/SELL EUR/IBRD/GMTN/0708ITLSTRE		0000000261	EUR	ITL0046GMT01	93,889,282	147,227,783	08-Jan-1998	08-Jul-2008

BOND/SELL EUR/IBRD/GDIF/0808ITLSTRE		0000000025	EUR	ITL0072GDI01	43,072,505	63,333,812	20-Aug-1998	20-Aug-2008

BOND/SELL EUR/IBRD/GDIF/0810EURSTR		0000007101	EUR		525,000	818,265	01-Aug-2005	01-Aug-2008

BOND/SELL EUR/IBRD/GDIF/0311EURSTR		0000007375	EUR		140,000	199,094	23-Mar-2006	23-Sep-2008

Total By Currency						211,578,954

Japanese Yen

BOND/SELL JPY/IBRD/MLT/0708JPY04.90		0000000326	JPY	JPY0140MLT01	15,000,000,000	140,944,327	01-Jul-1987	01-Jul-2008

Total By Currency						140,944,327

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0808NZD05.52		0000007196	NZD		26,000,000	18,551,000	25-Aug-2005	26-Aug-2008

BOND/SELL NZD/IBRD/GDIF/0908NZD05.72		0000007225	NZD		26,000,000	17,100,200	15-Sep-2005	16-Sep-2008

BOND/SELL NZD/IBRD/GDIF/0808NZD05.94		0000007298	NZD		98,000,000	69,599,600	22-Nov-2005	22-Aug-2008

BOND/SELL NZD/IBRD/GDIF/0808NZD06.12		0000007324	NZD		98,000,000	69,609,400	21-Dec-2005	21-Aug-2008

BOND/SELL NZD/IBRD/GDIF/0708NZD06.12		0000007351	NZD		30,000,000	22,722,000	28-Dec-2005	14-Jul-2008

BOND/SELL NZD/IBRD/GDIF/0808NZD06.06		0000007396	NZD		12,000,000	8,523,600	21-Feb-2006	21-Aug-2008

BOND/SELL NZD/IBRD/GDIF/0708NZD06.04		0000007522	NZD		2,379,000	1,801,855	12-Jul-2006	14-Jul-2008

BOND/SELL NZD/IBRD/GDIF/0708NZD05.76		0000007512	NZD		11,000,000	8,331,400	13-Jul-2006	14-Jul-2008

BOND/SELL NZD/IBRD/GDIF/0908NZD06.19		0000007545	NZD		82,000,000	55,210,600	10-Aug-2006	10-Sep-2008

Total By Currency						271,449,655

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0708TRY17.75		0000008121	TRY		50,000,000	41,478,286	30-Jul-2007	30-Jul-2008

Total By Currency						41,478,286

United States Dollar

BOND/SELL USD/IBRD/COLTS/0908USD09.72		0000000560	USD	USD0365COL01	75,000	75,000	20-May-1988	15-Sep-2008

BOND/SELL USD/IBRD/COLTS/0908USD09.25		0000000645	USD	USD0730COL01	25,000	25,000	25-Oct-1988	15-Sep-2008

BOND/SELL USD/IBRD/COLTS/0808USD08.60		0000000728	USD	USD1260COL01	50,000	50,000	17-Aug-1989	18-Aug-2008

BOND/SELL USD/IBRD/GDIF/0708USD05.17		0000005171	USD		100,000,000	100,000,000	12-Jul-2001	10-Jul-2008

BOND/SELL USD/IBRD/GDIF/0708USDSTR01		0000006411	USD		50,000,000	50,000,000	01-Jul-2003	01-Jul-2008

BOND/SELL USD/IBRD/GDIF/0908USD03.07		0000006565	USD		73,000,000	73,000,000	25-Sep-2003	25-Sep-2008

BOND/SELL USD/IBRD/GDIF/0808USD03.36		0000006807	USD		20,000,000	20,000,000	10-Aug-2004	14-Aug-2008

BOND/SELL USD/IBRD/GDIF/0708USD03.11		0000006934	USD		130,000,000	130,000,000	26-Jan-2005	28-Jul-2008

BOND/SELL USD/IBRD/GDIF/0808USD03.13		0000006966	USD		46,000,000	46,000,000	24-Feb-2005	22-Aug-2008

BOND/SELL USD/IBRD/GDIF/0908USD03.43		0000007006	USD		27,000,000	27,000,000	29-Mar-2005	26-Sep-2008

8

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0708USDSTR02		0000007164	USD		50,000,000	50,000,000	25-Jul-2005	25-Jul-2008

BOND/SELL USD/IBRD/GDIF/0708USD03.32		0000007169	USD		10,000,000	10,000,000	28-Jul-2005	28-Jul-2008

BOND/SELL USD/IBRD/GDIF/0808USD03.64		0000007191	USD		30,000,000	30,000,000	11-Aug-2005	13-Aug-2008

BOND/SELL USD/IBRD/GDIF/0908USD03.31		0000007231	USD		209,600,000	209,600,000	15-Sep-2005	16-Sep-2008

BOND/SELL USD/IBRD/GDIF/0808USD03.90		0000007388	USD		20,000,000	20,000,000	16-Feb-2006	14-Aug-2008

BOND/SELL USD/IBRD/GDIF/0908USD04.02		0000007408	USD		10,000,000	10,000,000	09-Mar-2006	16-Sep-2008

BOND/SELL USD/IBRD/GDIF/0908USD04.02A		0000007426	USD		10,000,000	10,000,000	23-Mar-2006	17-Sep-2008

BOND/SELL USD/IBRD/GDIF/0708USD04.26		0000007511	USD		27,000,000	27,000,000	13-Jul-2006	14-Jul-2008

BOND/SELL USD/IBRD/GDIF/0708USD04.714		0000007526	USD		11,200,000	11,200,000	27-Jul-2006	28-Jul-2008

Total By Currency						823,950,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0908ZAR07.02		0000007529	ZAR		60,000,000	7,645,163	31-Jul-2006	10-Sep-2008

BOND/SELL ZAR/IBRD/GDIF/0908ZAR07.02A		0000007533	ZAR		120,000,000	15,290,326	03-Aug-2006	10-Sep-2008

Total By Currency						22,935,488

Total						2,988,939,158

MTBOZ

United States Dollar

BOND/SELL USD/IBRD/MLT/0808USD00.00		0000000480	USD	USD0189MLT24	17,735,000	17,735,000	06-Mar-1985	15-Aug-2008

Total By Currency						17,735,000

Total						17,735,000

9

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

Early Retirement

MTBOC

Australian Dollar

BOND/BUY AUD/IBRD/GDIF/0213AUD01.00		0000009124	AUD	BUYBACK	18,000,000	16,395,300	11-Aug-2008	20-Feb-2013

Total By Currency						16,395,300

Euro Currency

BOND/BUY EUR/IBRD/MLT/0620EURSTR		0000009160	EUR		5,391,000	8,000,244	26-Aug-2008	24-Jun-2020

Total By Currency						8,000,244

Pound Sterling

BOND/BUY GBP/IBRD/GDIF/0621GBP05.40		0000009145	GBP		10,000,000	18,760,000	15-Aug-2008	07-Jun-2021

BOND/BUY GBP/IBRD/GDIF/0632GBP05.75		0000009210	GBP	BUYBACK	10,000,000	17,505,500	15-Sep-2008	07-Jun-2032

BOND/BUY GBP/IBRD/GDIF/0632GBP05.75		0000009239	GBP	BUYBACK	23,000,000	41,092,950	19-Sep-2008	07-Jun-2032

BOND/BUY GBP/IBRD/GDIF/1228GBP04.87		0000009240	GBP		10,000,000	17,866,500	19-Sep-2008	07-Dec-2028

Total By Currency						95,224,950

Japanese Yen

BOND/BUY JPY/IBRD/GDIF/0737JPYSTR13		0000009022	JPY		1,000,000,000	9,409,108	07-Jul-2008	07-Jul-2037

BOND/BUY JPY/IBRD/GDIF/0735JPYSTR01		0000009027	JPY		3,000,000,000	28,227,324	07-Jul-2008	06-Jul-2035

BOND/BUY JPY/IBRD/GDIF/0737JPYSTR08		0000009028	JPY		250,000,000	2,352,277	07-Jul-2008	06-Jul-2037

BOND/BUY JPY/IBRD/GDIF/0737JPYSTR01		0000009029	JPY		400,000,000	3,763,643	07-Jul-2008	06-Jul-2037

BOND/BUY JPY/IBRD/GDIF/1032JPYSTR04		0000009050	JPY	BUYBACK	100,000,000	935,848	10-Jul-2008	07-Oct-2032

BOND/BUY JPY/IBRD/GDIF/0737JPYSTR32		0000009042	JPY		700,000,000	6,518,298	11-Jul-2008	11-Jul-2037

BOND/BUY JPY/IBRD/GDIF/0735JPYSTR05		0000009046	JPY		500,000,000	4,662,874	14-Jul-2008	12-Jul-2035

BOND/BUY JPY/IBRD/GDIF/0735JPYSTR07		0000009061	JPY		3,100,000,000	29,083,404	22-Jul-2008	20-Jul-2035

BOND/BUY JPY/IBRD/GDIF/0737JPYSTR41		0000009070	JPY		100,000,000	939,364	24-Jul-2008	24-Jul-2037

BOND/BUY JPY/IBRD/GDIF/0737JPYSTR45		0000009071	JPY		1,000,000,000	9,393,641	24-Jul-2008	24-Jul-2037

BOND/BUY JPY/IBRD/GDIF/0735JPYSTR10		0000009053	JPY		1,500,000,000	13,917,239	25-Jul-2008	25-Jul-2035

BOND/BUY JPY/IBRD/GDIF/0134JPYSTR06		0000009120	JPY	BUYBACK	3,500,000,000	32,446,463	07-Aug-2008	28-Jan-2034

BOND/BUY JPY/IBRD/GDIF/0837JPYSTR09		0000009119	JPY		100,000,000	910,913	13-Aug-2008	13-Aug-2037

BOND/BUY JPY/IBRD/GDIF/0837JPYSTR37		0000009142	JPY		100,000,000	911,328	21-Aug-2008	21-Aug-2037

BOND/BUY JPY/IBRD/GDIF/1232JPYSTR11		0000009148	JPY		5,900,000,000	53,594,949	22-Aug-2008	06-Dec-2032

BOND/BUY JPY/IBRD/GDIF/0627JPYSTR02		0000009149	JPY		2,000,000,000	18,167,779	22-Aug-2008	24-Jun-2027

BOND/BUY JPY/IBRD/GDIF/0627JPYSTR01		0000009150	JPY		1,000,000,000	9,083,890	22-Aug-2008	18-Jun-2027

BOND/BUY JPY/IBRD/GDIF/0220JPYSTR03		0000009126	JPY		500,000,000	4,576,240	26-Aug-2008	24-Feb-2020

BOND/BUY JPY/IBRD/GDIF/0635JPYSTR05		0000009125	JPY		700,000,000	6,372,906	27-Aug-2008	27-Jun-2035

BOND/BUY JPY/IBRD/GDIF/0237JPYSTR04		0000009131	JPY		200,000,000	1,820,665	28-Aug-2008	27-Feb-2037

BOND/BUY JPY/IBRD/GDIF/0913JPYSTR		0000009161	JPY		1,000,000,000	9,195,402	02-Sep-2008	02-Sep-2013

10

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

BOND/BUY JPY/IBRD/GDIF/0933JPYSTR04		0000009164	JPY		1,600,000,000	15,060,950	09-Sep-2008	09-Sep-2033

BOND/BUY JPY/IBRD/GDIF/0937JPYSTR07		0000009153	JPY		200,000,000	1,850,652	11-Sep-2008	11-Sep-2037

BOND/BUY JPY/IBRD/GDIF/0933JPYSTR03		0000009196	JPY		1,000,000,000	9,313,155	16-Sep-2008	16-Sep-2033

BOND/BUY JPY/IBRD/GDIF/0425JPYSTR02		0000009166	JPY		700,000,000	6,718,173	18-Sep-2008	16-Apr-2025

BOND/BUY JPY/IBRD/GDIF/0926JPYSTR03		0000009172	JPY		1,100,000,000	10,517,761	22-Sep-2008	20-Sep-2026

BOND/BUY JPY/IBRD/GDIF/0933JPYSTR08		0000009175	JPY		1,800,000,000	17,083,472	25-Sep-2008	25-Sep-2033

BOND/BUY JPY/IBRD/GDIF/0627JPYSTR		0000009254	JPY		1,000,000,000	9,439,751	29-Sep-2008	07-Jun-2027

Total By Currency						316,267,467

United States Dollar

BOND/BUY USD/IBRD/GDIF/0822USDSTR		0000009072	USD		10,000,000	10,000,000	06-Aug-2008	06-Aug-2022

BOND/BUY USD/IBRD/GDIF/0813USDSTR03		0000009128	USD		27,130,000	27,130,000	21-Aug-2008	21-Aug-2013

BOND/BUY USD/IBRD/GDIF/0921USDSTR01		0000009174	USD		10,000,000	10,000,000	22-Sep-2008	22-Sep-2021

Total By Currency						47,130,000

Total						483,017,961

MTBOZ

South African Rand

BOND/BUY ZAR/IBRD/GMTN/0422ZAR00.002		0000009086	ZAR	BUYBACK	146,955,000	19,576,250	25-Jul-2008	01-Apr-2022

BOND/BUY ZAR/IBRD/GDIF/0417ZAR0		0000009186	ZAR	BUYBACK	737,795,000	93,956,703	08-Sep-2008	04-Apr-2017

BOND/BUY ZAR/IBRD/GDIF/0226ZAR00.00		0000009187	ZAR	BUYBACK	100,000,000	12,734,798	08-Sep-2008	17-Feb-2026

BOND/BUY ZAR/IBRD/GDIF/0422ZAR00.001		0000009188	ZAR		318,770,000	40,594,716	08-Sep-2008	01-Apr-2022

BOND/BUY ZAR/IBRD/GMTN/0727ZAR00.00		0000009189	ZAR	BUYBACK	264,200,000	33,645,336	08-Sep-2008	14-Jul-2027

BOND/BUY ZAR/IBRD/GMTN/1217ZAR00.00		0000009190	ZAR	BUYBACK	134,000,000	17,064,629	08-Sep-2008	29-Dec-2017

Total By Currency						217,572,432

Total						217,572,432

11